APEX RESOURCES INC.

Alytaus g. 100 – Varena, Lithuania

Telephone (775)253-3921

December 16, 2015

Ms. Lilyanna Peyser

United States Securities and Exchange Commission

Division of Corporate Finance

Washington D.C.20549

Re:	Apex Resources Inc.
Registration Statement on Form S-1 Filed September 24, 2015 File No. 333-207109

Dear Ms. Peyser,

We appreciate your review of our Registration Statement on Form S-1. Based upon your comments we have amended the Registration Statement and provide the following information in response to your comments:

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We have no written communications, as defined in Rule 405 under the Securities Act, to provide to you.

Prospectus Cover Page

2.

Please disclose the net proceeds that you may receive from this offering assuming the sale of 25%, 50%, 75%, and 100% of the shares being offered. Please also clearly state that there is no guarantee that you will receive any proceeds from this offering. Please refer to Item 501(b)(3) of Regulation S-K.

The disclosure has been added.

Risk Factors

Risks Relating to Our Company, page 8

3.

Please clarify whether your officer presently owes fiduciary duties to any companies or entities other than Apex Resources and, if so, please disclose how such duties may affect your business and operations.

We have disclosed that our officer presently does not owe any fiduciary duties to any companies or entities other that Apex Resources.

1

APEX RESOURCES INC.

Alytaus g. 100 – Varena, Lithuania

Telephone (775)253-3921

Because our auditors have issued a going concern opinion…, page 8

4.	Please revise your disclosure to include the estimated amounts you will need over the next 12 months.

The disclosure has been added.

Since all of our shares of common stock…, page 10

5.

Please revise your disclosure here also to inform investors that, even in the event where the maximum number of shares being registered is sold, your sole officer and director will continue to hold a controlling interest in Apex Resources.

Revised as requested.

Risks Relating to Our Common Stock, page 14

6.

We note that the existing shareholders acquired their shares at a price substantially lower than the current offering price. Please add a risk factor discussing the dilutive effect that new investors will immediately experience upon purchasing the offered shares.

A risk factor has been added to disclose the dilution to new shareholders.

Use of Proceeds, page 17

7.

Please disclose the order of priority of each individual use of proceeds in any scenario in which less than all of the securities offered are sold. If priority reflects the order in which the uses have been listed in the table on page 18, please state as much. Please refer to Instruction 1 to Item 504 of Regulation S-K.

Disclosure has been added to state if all the shares are not sold the priority of each individual use of proceeds are reflected in the order listed in the table.

Dilution, page 18

8.

We note your stockholders' equity balance as of June 30, 2015 was $10,334. Please use this figure as your pre-offering net tangible book value and revise your dilution calculations and disclosures accordingly.

We have updated the dilution section to the September 30, 2014 financials.

2

APEX RESOURCES INC.

Alytaus g. 100 – Varena, Lithuania

Telephone (775)253-3921

Plan of Distribution, page 21

9.	Please state in the first paragraph of page 22 that a market may never develop for your common stock. Additionally, please include such statement in the fifth paragraph of page 28.

Disclosure has been added in both places.

Description of Business

In General, page 25

10.

Please describe the extent to which you expect to have operations outside the United States. In this respect, we note that you are targeting the U.S. market for spa services but have established your primary office in Lithuania.

We expect to have operations outside of the US in 24 months' time. For the next 12-24 months we will be expanding our operations in US only. The officer/director lives in Lithuania and my company purchased office there. The office will be used in 24 months to expand our business into European Union.

11.

Please revise to clarify your target market. In this regard, we note disclosure in this section that you plan to provide "steam room products for homes in the US," however your disclosure in the "Our Market" section suggests that your target market is the global commercial spa industry.

Steam room products are part of bigger spa industry. That is why our product is "steam room products" and our industry is the spa industry. Our target markets are steam room products wholesale distributors and individual home owners in the US.

Our Products and Services, page 24

12.

Please include disclosure about your intentions to manufacture your own line of steam room products. In this regard, we note your disclosure regarding making your "own line of steam room products" on page 9.

We have added disclosure that when and if we raise enough money in the offering and / or make enough money from our current business operations, we will proceed to develop, manufacture and market our own brand of steam room products: we believe this way our company will be more profitable than to continue re-selling other company`s products.

3

APEX RESOURCES INC.

Alytaus g. 100 – Varena, Lithuania

Telephone (775)253-3921

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

13.

We note that your estimate of $3,500 to $5,000 for website development is not factored into your expected use of proceeds and, based on your disclosures, you consider this estimate to be a required expense regardless of this offering's success. Please revise here and throughout your prospectus to include this estimate in the minimum funding required over the next 12 months ($10,000). Alternatively, please revise your use of proceeds tables and descriptions to factor in all website development costs.

The estimated cost of a website programmer on a contract basis for three months is $3,500-$5,000. As stated in the Registration Statement these funds will come from cash on hand from revenues or loans from our director. We respectfully disagree that this should be included in the minimum funding as the funds are not coming from the proceeds of the offering.

14.	Please provide management's analysis about future operations, including the manufacture of your own line of steam room products.

It is our plan that when we have enough money we want to start making and selling our own brand of steam room products (steam rooms).

For the current time, our company is focused on getting our second and third customer and selling them more of the steam rooms. I hope we can add second and third customer in the next 12-18 months.

15.

Here or in another appropriate place, please disclose how you will obtain the products that you will resell to wholesalers. For example, please discuss the nature of any agreements you have with suppliers/manufacturers, the locations of such suppliers/manufacturers, and the availability of alternative suppliers/manufacturers. Please also clarify why you believe wholesalers will purchase steam room products from you and not directly from the suppliers/manufacturers of such products.

We have provided the disclosure under the Products and Services heading in the Description of Business section.

Liquidity and Capital Resources, page 32

16.

We note that your auditors have issued a going concern opinion and it appears you lack sufficient cash to sustain operations for the next 12 months. Please provide disclosure describing your rate of negative cash flow per month and the duration that available cash can sustain your current operations.

Disclosure has been added.

17.	Please include disclosure of Mr. Dabasinskas' verbal, non-binding agreement to provide financing for future operations.

Disclosure has been added.

4

APEX RESOURCES INC.

Alytaus g. 100 – Varena, Lithuania

Telephone (775)253-3921

18.	Please provide discussion and analysis for the cash flow provided or used by operating, financing, and investing activities.

Analysis has been provided.

Executive Compensation, page 37

19.

We note from page 31 that you intend to hire and pay a salesperson if you sell at least 50% of this offering. Please describe the circumstances, if any, which may prompt you to compensate Mr. Dabasinskas and your assessment of the likelihood of such triggers.

For the foreseeable future Mr. Dabasinskas does not plan to take any compensation for his services to the company. He plans to put back into the company all the profits it generates.

Revenue Recognition, page F-8

20.

Even though your disclosures on page 27 indicate that you "intend to generate revenues by charging a commission," it appears you present revenues on a gross basis, including those related to shipments made directly from a supplier to a customer. Please explain to us why you present revenues on a gross basis instead of reporting your net commission retained. In doing so, provide us with your analysis for concluding that you are the primary obligor in these arrangements. Please also indicate if you take general inventory risk, if you change the products in any way prior to resale, if you are involved in the determination of product specifications, if you have credit risk, and the degree to which you have discretion in supplier selection. We note that you do not report inventory on your balance sheet and your disclosure that customers return defective merchandise directly to suppliers for replacement or refund. Your response should address all the factors and indicators of gross versus net revenue reporting beginning at ASC 605-45-45-3.

We have corrected the disclosure; we generate revenue from sales, not commissions. We do not have inventory risk as the product is prepaid by the customer and shipped to the customer. Any warranty issues are resolved by the supplier.

Signatures, page 46

21.	Please revise the introductory language to the first signature block to conform to the requirements of Form S-1.

The signature block has been corrected.

5

APEX RESOURCES INC.

Alytaus g. 100 – Varena, Lithuania

Telephone (775)253-3921

The company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Tadas Dabasinskas

Tadas Dabasinskas

President and Chief Executive Officer

6